UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                           FIRST FEDERAL BANCORP, INC.
               __________________________________________________
                                (Name of Issuer)


                                  COMMON SHARES
               __________________________________________________
                         (Title of Class of Securities)


                                   319966 10 7
               __________________________________________________
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   319966 10 7               13G


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ward D. Coffman, III

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a) _____

                                                               (b) _____

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

                   5   SOLE VOTING POWER

                       85,160
   NUMBER OF
     SHARES        6   SHARED VOTING POWER
  BENEFICIALLY
     OWNED             7,000
    BY EACH
REPORTING PERSON   7   SOLE DISPOSITIVE POWER
      WITH
                       85,160


                   8   SHARED DISPOSITIVE POWER

                       7,000

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       92,160

  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.8%

  12   TYPE OF REPORTING PERSON*

       IN

ITEM 1(A).      Name of Issuer:

                First Federal Bancorp, Inc.

ITEM 1(B).      Address of Issuer's Principal Executive Offices:

                205 Market Street
                Zanesville, Ohio 43701

ITEM 2(A).      Name of Person Filing:

                Ward D. Coffman, III

ITEM 2(B).      Address of Principal Business Office or, if none,
                Residence:

                604 Main Street
                Zanesville, Ohio 43701

ITEM 2(C).      Citizenship:

                United States

ITEM 2(D).      Title of Class of Securities:

                Common Shares

ITEM 2(E).      CUSIP Number

                319966 10 7

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (a)  [  ]   Broker or Dealer registered under Section 15 of
                            the Act

                (b)  [  ]   Bank as defined in section 3(a)(6) of the Act


                (c)  [  ]   Insurance Company as defined in section 3(a)(19)
                            of the Act

                (d)  [  ]   Investment Company registered under section 8 of
                            the Investment Company Act

                (e)  [  ]   Investment Advisor registered under section 203 of
                            the Investment Advisers Act of 1940

                (f)  [  ]   Employee Benefit Plan, Pension Fund which is
                            subject to the provisions of the Employee
                            Retirement Income Security Act of 1974 or
                            Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

                (g)  [  ]   Parent Holding Company, in accordance with
                            ss. 240.13d-1(b)(1)(ii)(G)

                (h)  [  ]   Group, in accordance with
                            ss. 240.13d-1(b)(1)(ii)(H)


ITEM 4.         Ownership:

                (a)   Amount Beneficially Owned:

                      92,160, including 16,740 shares that may be acquired upon the exercise of options

                (b)   Percent of Class:

                      5.8%

                (c)   Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote:  85,160

                      (ii)  shared power to vote or to direct the vote: 7,000

                      (iii) sole power to dispose or to direct the disposition
                            of:  85,160

                      (iv) shared power to dispose or to direct the disposition of: 7,000

ITEM 5.         Ownership of Five Percent or Less of a Class:

                Inapplicable

ITEM 6.         Ownership of More Than Five Percent on Behalf of Another
                Person:

                The 7,000 shares with respect to which voting and dispositive power is shared are held as one of several Trustees of a pension plan.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                Inapplicable

ITEM 8.         Identification and Classification of Members of the Group:

                Inapplicable

ITEM 9.         Notice of Dissolution of Group:

                Inapplicable

ITEM 10.        Certification:

                      By  signing  below,  I  certify  that,  to the  best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







January 29, 1997                      Ward D. Coffman, III
________________________________      __________________________________________
Date                                  Ward D. Coffman, III